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Sphere


PLANET PEOPLE

We’re live

Our community round is open! We can’t think of a better way to celebrate our three-year anniversary than to democratize access to owning a piece of Sphere itself, so that our community - the people who have gotten us this far - can officially be part of our journey. Head over to our page on WeFunder to invest:

Invest

Please note: investment involves risk. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.